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                                October 16, 1996



     (212) 318-6071                                                  25383.75646



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Attention: Filing Desk

     Re:  Metro Networks, Inc.
          Registration Statement on Form 8-A
          ----------------------------------

Ladies and Gentlemen:

          On behalf of Metro Networks, Inc., a Delaware corporation (the "Company"), we hereby request that you withdraw the Form 8-A previously filed on October 11, 1996 pursuant to section 12(b) with respect to the Company's Common Stock, par value $.001 per share.

          Please telephone the undersigned at (212) 318-6071 or Neil A. Torpey at (12) 318-6034 with any questions or comments you may have regarding the filing.


                                        Very truly yours,



                                        John H. Clayton
                              for PAUL, HASTINGS, JANOFSKY & WALKER

Enclosures

cc:  James Daly, Esq.
     Martin Reid, Esq.
     Gary L. Worobow, Esq.
     Neil A. Torpey, Esq.